Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

U.S. DOLLARS IN THOUSANDS

PAINREFORM LTD.

CONDENSED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		As of June 30,	As of December 31,
	Note	2022	2021
Assets
Current assets:
Cash and cash equivalents		$13,845	$16,537
Restricted cash		24	34
Prepaid clinical trial expenses and deferred clinical trial costs	7	1,728	1,728
Prepaid expenses and other current assets		337	721
Total current assets		15,934	19,020

Property and equipment, net		54	53

Total assets		$15,988	$19,073

Liabilities and shareholders’ equity

Current liabilities:
Trade payables		$212	$136
Employees and related liabilities		284	423
Accrued expenses		53	198
Total current liabilities		549	757

Non-current liabilities:
Provision for uncertain tax positions		238	234

Total liabilities		787	991

Commitments and contingencies (Note 7)

Shareholders’ equity:
Ordinary shares, NIS 0.03 par value; Authorized: 26,666,667 shares as of June 30, 2022 and December 31, 2021; Issued and outstanding: 10,634,166 and 10,482,056 shares as of June 30, 2021 and December 31, 2021, respectively.		94	94
Additional paid-in capital		42,351	41,715
Accumulated deficit		(27,244)	(23,727)

Total shareholders’ equity	4	15,201	18,082

Total liabilities and shareholders’ equity		$15,988	$19,073

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2022	2021

Operating expenses:
Research and development expenses		$(1,423)	$(1,731)
General and administrative expenses		(2,094)	(1,968)

Operating loss		(3,517)	(3,699)

Financial expense, net	6	-	(43)

Net loss and comprehensive loss		$(3,517)	$(3,742)

Basic and diluted net loss per share		$(0.33)	$(0.39)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		10,634,166	9,562,384

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	Equity

Balance as of January 1, 2021	8,758,037	$78	$33,023	$(16,481)	$16,620
Shares and warrants issuance - Private Investment in Public Equity ("PIPE"), net	1,304,346	12	5,542	-	5,554
Share-based compensation to employees and directors	-	-	367	-	367
Share-based compensation to service providers	-	-	206	-	206
Net loss and comprehensive loss	-	-	-	(3,742)	(3,742)
Balance as of June 30, 2021	10,062,383	$90	$39,138	(20,223)	$19,005

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	Equity

Balance as of January 1, 2022	10,482,056	$94	$41,715	$(23,727)	$18,082
Share-based compensation to service providers	-	-	206	-	206
Share-based compensation to employees and directors	-	-	430	-	430
Shares issuance to service providers	152,110	*	-	-	*
Net loss and comprehensive loss	-	-	-	(3,517)	(3,517)
Balance as of June 30, 2022	10,634,166	$94	$42,351	$(27,244)	$15,201

(*)	Less than $1.

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

  CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021

Cash flows from operating activities

Net loss	$(3,517)	$(3,742)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2	2
Share-based compensation to employees and directors	430	367
Share-based compensation to service providers	206	206
Change in:
Other current assets	384	90
Trade payables	76	(663)
Other accounts payable	(280)	316

Net cash used in operating activities	(2,699)	(3,424)

Cash flows from investing activities

Purchase of property and equipment	(3)	(16)
Net cash used in investing activities	(3)	(16)

Cash flows from financing activities

Proceeds from issuance of ordinary shares under Private Investment in Public Equity	-	6,000
Issuance costs	-	(446)

Net cash provided by financing activities	-	5,554

Change in cash, cash equivalents and restricted cash	(2,702)	2,114
Cash, cash equivalents and restricted cash at the beginning of the year	16,571	15,690

Cash, cash equivalents and restricted cash at the end of the period	$13,869	$17,804

The below table reconciles cash, cash equivalents and restricted cash as reported in the balance sheets to the total of the same amounts shown in the statements of cash flows:

	As of June 30,		As of January 1,
	2022	2021	2022	2021

Cash and cash equivalents	$13,845	$17,787	$16,537	$15,677
Restricted cash	24	17	34	13
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$13,869	$17,804	$16,571	$15,690

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

PainReform Ltd. (the "Company") was incorporated under the laws of the State of Israel in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.

Liquidity

Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred losses of $3,517 and $3,742 for the six months periods ended on June 30, 2022 and 2021, respectively and has negative cash outflow from operating activities, the company expect to continue to incur losses and negative cash flows from operations until its product reaches profitability. As of June 30, 2022, the Company’s accumulated deficit was $27,244. The Company has funded its operations to date primarily through equity financing, and has cash on hands as of June 30, 2022 of $13,845. Additional funding will be required to complete the Company’s research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s product and to achieve a level of sales adequate to support the Company’s current and planned cost structure.

The company monitors its cash flow projections on a current basis and based on the Company's current operating plan, the Company believes that its existing capital resources will be sufficient to fund operations for at least twelve months after the date the financial statements are issued.

c.

In late 2019, a novel strain of COVID-19, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it rapidly spread across the globe, including in Israel and the United States. The extent to which the COVID-19 pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the COVID-19 or treat its impact. Through August 15, 2022, the Company has not experienced a significant impact on its operations due to the COVID-19 pandemic.

	d.	In April 2022, the Company's board of directors increased the number of reserved ordinary shares under the 2019 Plan by an additional amount of 1,000,000 ordinary shares. (Note 4b)

e.

In April 2022, the Company issued 152,110 shares to a consultant pursuant to an agreement signed in August 2020. Since August 2020, the company has recognized $742 ($206 for the six months ended 30 June 2022) as shares-based compensation expenses related to the shares issued to consultant.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 2:	UNAUDITED CONDENSED FINANCIAL STATEMENTS

The unaudited condensed financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, on the same basis as the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”).

Certain information and disclosures normally included in annual financial statements have been omitted in this interim period report pursuant to the rules and regulations of the Securities and Exchange Commission. Because the unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited financial statements and notes included in the 2021 Form 20-F.

The year-end balance sheet data were derived from the audited financial statements as of December 31, 2021, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair statement of the Company’s financial position as of June 30, 2022 and its results of operations and cash flows for the six months ended June 30, 2022 and 2021 have been included. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the year ending December 31, 2022 or any other interim period or for any other future year.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F, except for the following:

-
In August 2020, the FASB issued guidance ASU 2020-06 that is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. This guidance is effective for the Company from January 1, 2022 and did not have a material impact on the Company’s financial statements and disclosures.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4:	SHAREHOLDERS’ EQUITY a. Warrants and warrants units The following table summarizes the warrants outstanding as of June 30, 2022:

Type	Issuance Date	Number of warrants	Exercise price	Exercisable through
August 2019 warrants	August 22, 2019	205,268	$6.72 (*)	August 22, 2024
December 2019 warrants	December 9, 2019	148,106	$6.72 (*)	December 8, 2024
Warrants to underwriters	September 3, 2020	125,000	$10.00	September 1, 2025
Warrants to underwriters	October 5, 2020	375,000	$8.80	September 3, 2025
IPO warrants	September 3, 2020	2,812,170	$8.80	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$4.60	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$5.06	March 8, 2026
TOTAL		3,950,217

(*) Each warrant is exercisable into one IPO unit consisting of one share and one IPO warrant with an exercise price of $8.80.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4:      SHAREHOLDERS’ EQUITY (Cont.)

                     b.       Share-based compensation:

          Share options outstanding and exercisable to employees and directors under the 2008 Plan as of June 30, 2022 and December 31, 2021 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2021	153,882	$0.24	2.25
Options granted	-	-	-
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding as of June 30, 2022	153,882	$0.24	1.75

Options exercisable as of June 30, 2022	153,882	$0.24	1.75

Share options outstanding and exercisable to employees and directors under the 2019 Share Option Plan (the “2019 Plan”) as of June 30, 2022 and December 31, 2021, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2021	971,476	$4.51	8.72
Options granted	164,455	1.06	9.79
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding as of June 30, 2022	1,135,931	$4.01	8.87

Options exercisable as of June 30, 2022	490,874	$3.96	7.89

In April 2022, the Company’s board of directors approved the grant of options to purchase 164,455 ordinary shares of the Company to employees. The options were granted under the Company's 2019 plan. The fair value of share options granted was estimated using the Black Scholes model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. The options vest over a four-year period, 4/16 of the options shall vest following the lapse of a period of twelve months commencing at the date of grant. The remaining 12/16 of the options shall vest on quarterly basis, so that 1/16 of the options shall vest on the expiry of each quarter. The grant date fair value of per options was $0.89.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4:      SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about share options that were granted in 2022 as part of 2019 plan as follows:

2022
Share price at grant day (USD)	$1.22
Expected life (years)	6.12
Risk-free interest rates	2.69%
Expected volatility	79.30%
Dividend yield	-
Exercise price	$1.057
Grant date fair value per option	$0.89

NOTE 5:	LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the periods ended June 30, 2022 and 2021, all outstanding share options and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all periods presented.

NOTE 6:	FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2022	2021

Bank fees	(7)	(3)
Exchange rate differences	7	(40)

Total financial expenses, net	$-	$(43)

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 7:	COMMITMENTS AND CONTINGENCIES

On November 13, 2020, the Company entered into a Master Clinical Research Organization Agreement (the "First Agreement"), and on December 3, 2020, the Company entered into a Master Clinical Trial Agreement (the "Second Agreement") both with Lotus Clinical Research as the Company's clinical research organization for the Company's planned Phase 3 trial of PRF-110, which is expected to commence in the fourth quarter of 2022.

Under the First Agreement, the Company paid the first milestone of $581 on December 28, 2020 and paid additional milestone of $581 during the first nine months of 2021.

In addition, the Company paid a non-refundable deposit of $710 under the Second Agreement in January 2021.

As of June 30, 2022, the Company accounted for these amounts of net $1,728 as prepaid clinical trial expense and deferred clinical trial costs after recognition of $144 clinical trials expenses in 2021.

NOTE 8:	FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents, restricted cash, trade payables and accrued expenses approximate their fair value due to their short-term characteristics.

NOTE 9:	SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring through August 15, 2022, the date that these financial statements were originally available to be issued, and determined that no subsequent events occurred that would require disclosure in these financial statements